BLUE RIDGE REAL ESTATE COMPANY

P.O. BOX 707

BLAKESLEE, PA   18610

September 13, 2010

Jessica Barberich, Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blue Ridge Real Estate Company

Form 10-K for the period ended October 31, 2008; Form 10-Q for the period ended July 31, 2009; and Form 10-K for the period ended October 31, 2009

Filed January 29, 2009; September 14, 2009; and February 22, 2010

File No. 0-02844

Dear Ms. Barberich:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 3, 2010, with respect to the above-referenced filings by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Form 10-K for the period ended October 31, 2009

Exhibit 13

Note 1 – Summary of Significant Accounting Policies, page 23

1.

We have reviewed your response to prior comment 2.  We note that you were unable to obtain the data necessary to use alternative cash flow models.  In light of this, it is unclear to us why you concluded that it was appropriate to use the income method in determining the value of your golf course.  Please advise us of the consideration you gave to excluding this method from your valuation due to the lack of appropriate data for golf courses that are not mature businesses with stable earnings.

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Company Response:

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

As discussed with the staff, following our review of this comment, we obtained additional data to support a discounted cash flow analysis with respect to the golf course.  The analysis was based on, among other things, the golf course's historical operations data, the performance of comparable facilities in the Eastern United States and information derived from the National Golf Foundation with respect to private mid-range and private premium golf courses.

In connection with the various items of income and expenses involved in the analysis, an important consideration is our planned construction of a permanent clubhouse in [***].  (Currently, the golf course operates an interim clubhouse in a modular building.)  The newly constructed clubhouse is projected to include a full service restaurant and bar, meeting and event space and a pro shop.  It was assumed for purposes of the analysis that the completion of the new clubhouse will contribute to a meaningful increase in revenues and variable expenses in [***], while increases in other years would be more modest, reflecting expected improvement in economic conditions, development of home lots in the planned residential development and increased club membership.  However, in light of assumptions regarding the completion and effect of the permanent clubhouse, the anticipated cost of constructing the permanent clubhouse was subtracted from the estimated market value of the golf course.

To illustrate the foregoing, rounds played at the golf course in 2010 were projected to increase by 4.4 percent in 2010 over 2009, with increases of 4.2 percent in 2011, 10.8 percent in 2012 [***], 6.1 percent in 2013, and no further increases thereafter.  We determined to establish a lower rate of increase for 2010 as compared to the 14.8 percent increase we experienced in 2009 based on the level of market penetration achieved by the golf course through 2009. This factor also affected projected increases in subsequent years.  Similarly, with regard to average greens fees, except for a 14 percent increase in green fees in 2012 and a 5 percent increase in 2013, only inflationary increases were projected through the rest of the 10 year period subject to the analysis, as we anticipated that we will keep fee increases at a competitive level to support increases in rounds played.  Memberships were projected to increase by 18 in 2010, and then by 20 each year from 2011 through 2016, remaining constant thereafter.  Generally, the projections assume that operations will stabilize in 2016.

In addition, the projections applied a 12.0 percent discount rate and a 9.5 percent terminal capitalization rate.  We determined that these estimates are within a reasonable range of current market rates based on several factors, including published survey data and actual capitalization rates applicable to a sampling of golf course sales.  Based on the discounted cash flow analysis, the market value of the golf course at June 7, 2010 was determined to be [***].  However, as noted above, because this value assumes the completion of the permanent clubhouse, the estimated [***] cost of constructing the clubhouse was subtracted, resulting in a market value (rounded) of [***].

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

September 13, 2010

2.

We have reviewed your response to prior comment 3.  We note that the four transactions used as comparable sales occurred between March 2004 and December 2007.  Since these sales occurred prior to the significant downturn in the U.S. economy, we question the comparability of the sales.  Please specifically tell us how you determined that such sales are "comparable" in light of the significant change in the market environment since the referenced sales.  Advise us if any adjustments were made to the sales prices to account for the differences in market conditions.

Company Response:

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

In light of the staff's comment, and based on recently obtained data, a revised sales comparison approach was used, referencing four golf course sales that occurred between May 2008 and February 2010, and one golf course currently listed for sale.  Other sales were not used due to dissimilarities with our golf course and the length of time since the sale date (although, as noted below, an adjustment was made to the one sale prior to 2009 to reflect changes in market conditions following the date of sale).  Nevertheless, because of the very limited number of comparable sales, the reliability of the sales comparison approach is limited.  Information regarding the comparable sales is set forth below:

Sale Number One

•

Date of Sale – February 2009

•

Location – Aurora, Ohio

•

Sale Price – [***]

•

Adjustment Factors – None

Sale Number Two

•

Date of Sale – October 2009

•

Location – Stroudsburg, Pennsylvania

•

Sale Price – [***]

•

Adjustment Factors – The sale price was reduced by 20 percent (to [***]) to adjust for the comparative property's superior physical condition/facilities (the property has a historic clubhouse, a full service restaurant open year-round, and available onsite lodging).

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

September 13, 2010

Sale Number Three (This sale is the same as Sale Number Four in the properties listed in our July 14, 2010 letter to the staff).

•

Date of Sale – May 2007

•

Location – Quakertown, Pennsylvania

•

Sale Price – [***]

•

Adjustment Factors – The sale price of the property was reduced by five percent (to [***]) to adjust for changes in property values since the date of sale.  The price was then increased by 75 percent (to [***]), including 25 percent to adjust for comparable property's inferior location (it is located in a market that has lower price points and fewer residential development opportunities) and 50 percent to adjust for the property's inferior physical condition/facilities (after our permanent clubhouse is opened).

Sale Number Four

•

Date of Sale – February 2010

•

Location – Palm Beach, Florida

•

Sale Price – [***]

•

Adjustment Factors – The sale price of the property was increased by 15 percent (to [***]), to adjust for less favorable market conditions at the location of the comparable property.

Sale Number Five

•

Date of Sale – The property currently is listed for sale.

•

Location – Cincinnati, Ohio

•

Sale Price – [***]

•

Adjustment Factors – The sale price of the property was increased by 25 percent (to [***]), including 10 percent to adjust for the comparable property's inferior location (it is located in a market that has lower price points and fewer residential development opportunities) and 15 percent to adjust for the comparable property's inferior physical condition/facilities (after our permanent clubhouse is opened).

The sales comparison approach resulted in a value of [***] ([***] after deducting the [***] cost of the permanent clubhouse).  However, due to the limitations of this approach discussed above, we relied on the [***] value derived from the discounted cash flow analysis described in our response to comment 1.

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

September 13, 2010

3.

We have reviewed your response to prior comment 4.  We note that you determined that there were eight sales, occurring between October 2007 and February 2010, which you determined to be comparable to your land.  Please provide us with additional details, including distance of the properties, the sales prices, the nature and amounts of any adjustments, and any other factors you considered.

Company Response

CONFIDENTIAL TREATMENT REQUESTED BY BLUE RIDGE REAL ESTATE COMPANY FOR THE PORTIONS OF THIS RESPONSE INDICATED BY “[***].”

Subsequent to the response contained in our July 14, 2010 letter to the staff, we obtained data with regard to land sales of properties that were considerably closer to our planned residential development (within 30 miles) than the properties addressed earlier.  Therefore, we determined that a sales comparison approach based on the properties covered by the new data would provide a more reliable valuation.

Information with regard to the comparable properties is set forth below.  In reviewing the information, it is important to note that the comparative sale analysis initially was applied to four of our properties adjacent to the Jack Frost Ski Area, including the planned residential development.  While, in many respects, the comparative sales analysis can be applied to the four properties in a similar manner, some of the differences among the four properties are significant.  Therefore, following the analysis and price adjustment with respect to each of the comparable sales, secondary adjustments were made with regard to two of our properties, including the planned residential development, to adjust for specific attributes not common to all of our four properties.  As a result, while our analysis of comparable sales included, in some instances, increases in the comparable sales price to adjust for the large size of the comparable property, we made a secondary downward adjustment to the estimated market value of the planned residential development in light of the planned residential development’s significantly larger size (604 acres) as compared to the other properties.

Our response will first address sales of comparable properties and then address secondary adjustments with respect to the planned residential development.

Sale Number One

•

Date of Sale – July 2008

•

Location – Kunkletown, Pennsylvania

•

Sale Price – [***]

•

Acres – 11.38

•

Sale Price Per Acre – [***]

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

September 13, 2010

•

Adjustment Factors – The sale price per acre initially was reduced by five percent (to [***]) to account for the decline in market conditions since the date of sale.  The sale price per acre was then increased by 40 percent (to [***]):  ten percent to adjust for the comparable property's inferior location, and 30 percent to adjust for the comparable property's inferior infrastructure.

Sale Number Two

•

Date of Sale – May 2009

•

Location – Lehighton, Pennsylvania

•

Sale Price – [***]

•

Acres – 5.2

•

Sale Price Per Acre – [***]

•

Adjustment Factors – The sale price per acre was reduced by a net amount of ten percent (to [***]) after the application of offsetting adjustments:  a decrease of 30 percent due to the comparable property's superior location, an increase of 30 percent due to comparable property's inferior infrastructure, and a decrease of 10 percent due to the comparable property's small size and greater utility.

Sale Number Three

•

Date of Sale – October 2009

•

Location – Kunkletown, Pennsylvania

•

Sale Price – [***]

•

Acres – 10.10

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Sale Price Per Acre – [***]

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Adjustment Factors – The sale price per acre was increased by 70 percent (to [***]); 40 percent to adjust for the comparable property's inferior location and 30 percent to adjust for the comparable property's inferior infrastructure.

Sale Number Four

•

Date of Sale – March 2006

•

Location – Scotrun, Pennsylvania

•

Sale Price – [***]

•

Acres – 93.5

•

Sale Price Per Acre – [***]

•

Adjustment Factors – The sale price per acre initially was reduced by 15 percent (to [***]) to account for the decline in market conditions following the date of sale.  The sale price per acre was then increased by a net amount of 30 percent (to [***]) after the application of offsetting adjustments:  25 percent reduction to adjust for the comparable property's superior location, a 45 percent increase to adjust for the comparable property's inferior infrastructure, and a 10 percent increase to account for the size of the comparable

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

September 13, 2010

property (which subsequently was offset by a secondary adjustment based on specific size considerations relating to the planned residential development, as described below).

Sale Number Five

•

Date of Sale – Current Listing

•

Location – East Stroudsburg, Pennsylvania

•

Sale Price – [***]

•

Acres – 32.38

•

Sale Price Per Acre – [***]

•

Adjustment Factors – The sale price per acre initially was reduced by five percent (to [***]).  The sale price per acre was then reduced by a net amount of 35 percent (to [***]) after the application of offsetting adjustments:  a 40 percent decrease to adjust for the comparable property's superior location and a 5 percent increase to account for the comparable property's larger size (which subsequently was offset by a secondary adjustment based on specific size considerations relating to the planned residential development, as described below).

Sale Number Six

•

Date of Sale – Under contract

•

Location – Lehighton, Pennsylvania

•

Sale Price – [***]

•

Acres – 38

•

Sale Price Per Acre – [***]

•

Adjustment Factors – The sale price per acre was increased by 65 percent (to [***]): 15 percent to adjust for the comparable property's inferior location; 45 percent to adjust for the comparable property's inferior infrastructure; five percent to account for the property's size characteristics (the size adjustment subsequently was more than offset by a secondary adjustment based on specific size considerations relating to the planned residential development, as described below.

Based on the comparative sales analysis, a [***] per acre estimate was generated.  As noted above, because this estimate pertained to a grouping of four of our parcels, secondary adjustments were made to address certain differences among the properties.  With respect to the planned residential development, a ten percent reduction was made (to [***]) because the planned residential development contained more acres than the average of the comparable properties. Thereafter, a 40 percent increase was made to adjust for the planned residential development's location on the Jack Frost National Golf Course.  As a result of the secondary adjustments, the estimated market value per acre was increased to [***] which, when multiplied by the property's 604 acres and rounded to the nearest $100,000, resulted in an estimated market value of [***].

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY

Jessica Barberich, Assistant Chief Accountant

September 13, 2010

The combined estimated value of the golf course and planned residential development as of June 7, 2010 exceeded the carrying value of the properties as of October 31, 2009.  Because we are not aware of any meaningful change in market conditions from October 31, 2009 to the June 7, 2010 valuation date, we believe the carrying value of the properties at October 31, 2009 is appropriate.

4.

The comment above notwithstanding, please clarify to us how you determined that such sales are "comparable" given the significant downturn in the U.S. economy/ change in market conditions that occurred and what adjustments, if any, were made to account for these differences.  Furthermore, tell us what consideration you gave to excluding the sales that occurred prior to the significant decline in market conditions from your analysis.

Company Response:

The determination that the sales included in the new data were comparable was based on several factors, including the location of the properties (all within 30 miles of the planned residential development), the zoning of the properties (all are zoned residential) and the use of the properties (all were, at the time of sale or are, with respect to properties where sales had not yet closed as of June 7, 2010, vacant land).  As noted in response to comment 3, reductions were made with respect to two properties sold prior to 2009 to adjust for the decline in market conditions following the respective dates of sale.  In light of the other features that made the properties comparable to the planned residential development, we did not believe that excluding the two properties is appropriate.  Moreover, we note that if the two properties sold prior to 2009 were excluded form the analysis, the average sale price per acre estimate would have increased.

Please do not hesitate to contact Alan Singer or Joanne Soslow of our counsel, Morgan, Lewis

& Bockius LLP, if you have any questions or comments with regard to these responses.  Mr. Singer’s telephone number is 215-963-5224 and Ms. Soslow’s telephone number is

215-963-5262.

Sincerely,

/s/ Eldon D. Dietterick

Eldon D. Dietterick

Executive Vice President and Treasurer

Blue Ridge Real Estate Company

CONFIDENTIAL TREATMENT REQUESTED

BY BLUE RIDGE REAL ESTATE COMPANY